

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2014

Via E-Mail
Frank Underhill Sr.
President
Granito Acquisition I, Inc.
3414 Pino Dr.
Las Vegas, NV 89121

> **Re: Granito Acquisition I, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 31, 2014**
> **File No. 333-197765**

Dear Mr. Underhill:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Cover Page

2.   Please revise to limit the outside cover page to one page. Refer to Item 501(b) of
        Regulation S-K.

3.   Your prospectus cover page and summary should be written in plain English. In this
        regard, we note that the legalistic recitation of certain elements of Rule 419 on the
        prospectus cover page and summary that makes the substance of the disclosure difficult
        to understand. Please revise to provide a clear and concise explanation of the legal
        provisions you reference, avoiding legal jargon and focusing on the information that is
        material to an understanding of the offering and escrow arrangements. You may wish to
        provide a cross-reference to a more detailed discussion of blank check companies and
        Rule 419 elsewhere in the filing. See Rule 421 under the Securities Act and Item
        501(b)(8)(iii) of Regulation S-K.

4.   Your disclosure indicates that Mr. Underhill will receive an 8% sales agent commission
        on sales of securities. Please tell us whether Mr. Underhill is a registered broker-dealer,
        or indicate the exemption from broker-dealer registration upon which he is relying and
        provide analysis in support of the availability of such exemption.

5.   On pages 7 and 23 you state that you are a shell company. Accordingly, please disclose
        your shell company status on the prospectus cover page, and expand your risk factor
        discussion on page 13 to highlight any corresponding liquidity impact on your shares and
        on your ability to attract additional capital to implement your business plan or sustain
        operations.

6.   Your disclosure indicates that if a proposed acquisition is not approved by a sufficient
        number of investors, then all investors will be entitled to a return of the pro rata portion
        of the deposited funds minus, among other things, the 8% sales agent fee payable to the
        Mr. Underhill. We also note that you state Mr. Underhill is a statutory underwriter on
        page 19. Provide us with a legal analysis supporting your belief that the deduction of the
        sales agent fee to Mr. Underhill is permissible under Securities Act Rule 419(b)(2)(i)
        which prohibits the deduction of underwriting commissions, underwriting expenses or
        dealer allowances payable to an affiliate of the registrant.

The Offering, page 8

7.   Please remove the reference to selling shareholders in this section, or advise.

Risk Factors, page 11

General

8.   Please expand your risk factors to include an appropriately captioned risk factor reflecting the fact that your auditors have expressed a going concern qualification on your financial statements and that you have nominal assets.

9.   Consider describing the extent to which any of the exemptions in the Jumpstart Our Business Startups Act are available to you as a smaller reporting company. For example discuss the risks associated with the exemptions that you will not be required to make the effectiveness evaluations of your internal controls over financial reports nor required to obtain an auditor attestation with respect to management's conclusion about the effectiveness of internal controls over financial reporting.

Use of Proceeds, page 17

10.   Please revise this section to disclose clearly the 8% sales commission payable to Mr. Underhill, which appears reflected in the net offering proceeds as presented in the table but is not referenced in the footnotes.

Plan of Distribution, page 19

11.   Please remove or revise the statement that you "have not entered into any agreements or arrangements for the sale of the shares with any broker/dealer or sales agent," given your arrangement with Mr. Underhill as sales agent for the offering.

12.   We refer to your disclosure in the penultimate paragraph on page 20 discussing the account at Wells Fargo where the offering proceeds will be held pending release. Please explain to us specifically how you concluded that these arrangements comply with Rule 419(b)(1)(i), indicating whether you are relying on subparagraph (A) or (B), as you appear to refer to elements of each of these subparagraphs in describing the arrangements for holding the offering proceeds and securities. In addition, please consider revising disclosure throughout the filing to refer consistently to "trust" or "escrow" instead of using these terms interchangeably, as the alternating use of these words may be confusing.

Background of Directors, Executive Officers, Promoters and Control Persons, page 29

13.   You state here that your sole officer and director Mr. Underhill "has not served in any positions in any publicly traded companies within the last five (5) years." Please tell us how this statement is consistent with the disclosure that he was president of Multiplayer Online Dragon, Inc., beginning in 2012. We note in this regard that Multiplayer Online Dragon is an SEC reporting company that discloses that its common stock is quoted on the OTCQB, and that Mr. Underhill signed this company's Form 10-K for the fiscal year

ended March 31, 2013. Please revise his biographical disclosure accordingly, including with respect to the end date of his tenure as president of Multiplayer Online Dragon.

Certain Relationships and Related Transactions, page 32

14.   With a view towards disclosure pursuant to Item 404(d) of Regulation S-K, please tell us the nature of any relationship between Mr. Underhill and Underhill Securities Corp.

15.   Please revise to provide the required disclosure pursuant to Item 404(d) regarding the sales agent fee payable to Mr. Underhill in connection with this offering.

Item 13 – Other Expenses of Issuance and Distribution, page II-1

16.   Your statement on this page that Mr. Underhill will be the source of funding for all costs and expenses in connection with this offering of common stock is inconsistent with your disclosure in other sections of the prospectus that the $1,500 escrow agent fee will be paid from the proceeds of the offering. Please advise or revise.

Financial Statements for the Inception Period from June 18, 2014 to June 30, 2014

Notes to Financial Statements

Note 1 – Summary of Significant Accounting Policies

Use of Estimates, page F-5

17.   We note your reference to Catapult Acquisition Corp.'s financial condition and results of operations. Please advise, or revise your disclosure.

Exhibits

18.   Please file the escrow agreement and subscription agreement as soon as practicable so that we may have sufficient time to review them prior to the requested time of effectiveness of the registration statement. If you do not file these exhibits with the next amendment, please revise the exhibit index to indicate that they are not yet filed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Your amended document should include a copy marked to show changes from the initial filing. Please ensure that the marked copy is submitted electronically and conforms with the requirements of Rule 310 of Regulation S-T. Submission of HTML versions of the marked document display changes made within paragraphs, and are particularly helpful to the review process.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3483, with any other questions. If you require further assistance, please contact Barbara C. Jacobs at (202) 551-3730.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor

cc: Via-Email
        Harold Gewerter, Esq.